UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 27, 2026
ARRIVED STR 2, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Oasis; Arrived Series Pointbreak; Arrived Series Hammock; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Cactus; Arrived Series Opry; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Sugarcreek; Arrived Series Palm; Arrived Series Havasu; Arrived Series Regal; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Longbranch; Arrived Series Coolbaugh; Arrived Series Loop; Arrived Series Pickler; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of October 25, 2026

As of 8:00 AM Eastern Time, Sunday, October 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2027.

Series	NAV Per Interest
Alta	$9.33
BeatBox	$9.01
Byers	$14.90
Coquina	$9.97
Knoll	$9.66
Pinkshell	$8.43
Preciosa	$9.76
Sandbar	$9.60
Seafoam	$8.98
Solano	$8.96
Tiara	$9.63

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Alta	BeatBox	Byers	Coquina	Knoll	Pinkshell	Preciosa
ASSETS
Current assets:
Cash	$584	$9,853	$125,148	$7,440	$10,753	$10,565	$24,226
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	-	-	-	-	-	-	-
Property and equipment, net	833,720	746,017	608,314	722,460	998,574	769,690	848,495
Total assets	$836,316	$757,533	$747,559	$737,447	$1,011,258	$787,852	$874,561

LIABILITIES
Current liabilities:
Accrued expenses	$5,342	$3,118	$9,788	$8,867	$15,206	$15,552	$11,391
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,745	4,547	-	7,686	6,769	5,312	11,780
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$-	$-	$-	$-	$-	$-	$-

MEMBERS' EQUITY (DEFICIT)
Members' capital	962,631	940,472	761,306	866,942	1,213,281	916,458	967,327
Accumulated deficit	(238,102)	(196,604)	(23,534)	(172,348)	(254,399)	(207,970)	(115,936)
Total members' equity (deficit)	$724,529	$743,868	$737,771	$694,594	$958,882	$708,488	$851,391
Total liabilities and members' equity (deficit)	$836,316	$757,533	$747,559	$737,447	$1,011,258	$787,852	$874,561

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	724,529	743,868	737,771	694,594	958,882	708,488	851,391
Net adjustments to fair value	301,592	219,600	1,100,213	314,156	413,882	212,449	317,982
TOTAL NET ASSETS	$1,026,121	$963,468	$1,837,984	$1,008,750	$1,372,764	$920,937	$1,169,373
NET ASSET VALUE PER INTEREST	$9.33	$9.01	$14.90	$9.97	$9.66	$8.43	$9.76

	Sandbar	Seafoam	Solano	Tiara
ASSETS
Current assets:
Cash	$11,051	$1,585	$68,882	$15,810
Other receivables	-	-	-	-
Prepaid expenses	-	-	-	-
Deposits	-	-	-	-
Property and equipment, net	806,708	792,194	1,013,793	699,994
Total assets	$825,895	$801,823	$1,084,483	$721,120

LIABILITIES
Current liabilities:
Accrued expenses	$11,613	$12,989	$2,535	$8,073
Accounts payable	-	-	-	-
Due to (from) related parties	5,983	2,132	3,068	6,214
Tenant deposits	-	-	-	-
Note payable, related party	-	-	-	-
Mortgage payables	-	-	-	-
Total liabilities	$-	$-	$-	$-

MEMBERS' EQUITY (DEFICIT)
Members' capital	954,165	945,380	1,285,660	846,251
Accumulated deficit	(173,865)	(219,577)	(206,780)	(165,218)
Total members' equity (deficit)	$780,300	$725,803	$1,078,880	$681,033
Total liabilities and members' equity (deficit)	$825,895	$801,823	$1,084,483	$721,120

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	780,300	725,803	1,078,880	681,033
Net adjustments to fair value	297,780	261,172	196,797	288,247
TOTAL NET ASSETS	$1,078,079	$986,975	$1,275,677	$969,279
NET ASSET VALUE PER INTEREST	$9.60	$8.98	$8.96	$9.63

[1] Estimated Balance Sheet as of August 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over the lesser of ten years and the fixed rate period of the long term financing tied directly to the assets (typically five to ten years), and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2026.

ARRIVED STR 2, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer